Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168906

PROSPECTUS SUPPLEMENT NO. 5
(To Prospectus dated September 9, 2010)

17,771,901 Shares

MICROVISION, INC.

This Prospectus Supplement No. 5 supplements the prospectus dated September 9, 2010, as supplemented to date (as supplemented to date, the "Prospectus"), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-168906). The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 17,771,901 shares of our common stock, which are held or may be held by the selling stockholder named in the Prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Quarterly Report on Form 10-Q

On May 9, 2011, we filed a Quarterly Report on Form 10-Q with the Securities and Exchange Commission. The text of such Form 10-Q is attached hereto.

Investing in our common stock involves a high degree of risk. Please see the sections entitled "Risk Factors" beginning on page 3 of the Prospectus and "Part II - Item 1A Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 9, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2011

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to _________

Commission file number    0-21221

MicroVision, Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware	91-1600822
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

6222 185th Avenue NE
Redmond, Washington    98052
(Address of Principal Executive Offices including Zip Code)

(425) 936-6847
(Registrant's Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such filing requirements for the past 90 days. YES    ☒        NO    ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES    ☐        NO    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). YES    ☐        NO    ☒

As of May 3, 2011, 105,099,000 shares of the Company's common stock, $0.001 par value, were outstanding.

MicroVision, Inc.
Consolidated Balance Sheets
(In thousands, except per share data)
(Unaudited)

	March 31,	December 31,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$14,469	$19,413
Investment securities, available-for-sale	12	13
Accounts receivable, net of allowances of $628 and $588	880	1,116
Costs and estimated earnings in excess of billings on uncompleted contracts	123	137
Inventory	5,423	6,075
Current restricted investments	306	306
Other current assets	477	564
Total current assets	21,690	27,624

Property and equipment, net	3,843	4,169
Restricted investments	1,019	1,189
Intangible assets	2,186	2,233
Other assets	30	18
Total assets	$28,768	$35,233

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$6,808	$7,665
Accrued liabilities	4,305	4,135
Billings in excess of costs and estimated earnings on uncompleted contracts	47	81
Current portion of capital lease obligations	37	40
Current portion of long-term debt	87	85
Total current liabilities	11,284	12,006
Capital lease obligations, net of current portion	105	114
Long-term debt, net of current portion	137	159
Deferred rent, net of current portion	600	697
Other long-term liabilities	330	424
Total liabilities	12,456	13,400

Commitments and contingencies

Shareholders' Equity
Preferred stock, par value $.001; 25,000 shares authorized; 0 and
0 shares issued and outstanding	-	-
Common stock, par value $.001; 200,000 shares authorized; 105,094 and
102,471 shares issued and outstanding	105	102
Additonal paid-in capital	404,305	400,791
Accumulated other comprehensive loss	(31)	(30)
Accumulated deficit	(388,067)	(379,030)
Total shareholders' equity	16,312	21,833
Total liabilities and shareholders' equity	$28,768	$35,233

The accompanying notes are an integral part of these financial statements.

MicroVision, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2011	2010
Product revenue	$886	$370
Contract revenue	233	298
Total revenue	1,119	668

Cost of product revenue	2,240	1,159
Cost of contract revenue	299	128
Total cost of revenue	2,539	1,287

Gross margin	(1,420)	(619)

Research and development expense	4,327	4,998
Sales, marketing, general and administrative expense	3,299	3,888
Gain on disposal of fixed assets	(7)	-
Total operating expenses	7,619	8,886
Loss from operations	(9,039)	(9,505)
Interest income	15	29
Interest expense	(13)	(17)
Gain on derivative instruments, net	-	395
Other expense	-	(19)
Net loss	$(9,037)	$(9,117)

Net loss per share - basic and diluted	$(0.09)	$(0.10)

Weighted-average shares outstanding - basic and diluted	102,697	88,693

The accompanying notes are an integral part of these financial statements.

MicroVision, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2011	2010
Net loss	$(9,037)	$(9,117)

Other comprehensive gain (loss):
Unrealized gain (loss) on investment securities,
available-for-sale	(1)	8
Comprehensive loss	$(9,038)	$(9,109)

The accompanying notes are an integral part of these financial statements.

MicroVision, Inc.
Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2011	2010
Cash flows from operating activities
Net loss	$(9,037)	$(9,117)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	518	342
Amortization of intangible assets	47	1
Gain on disposal of property and equipment	(7)	-
Non-cash stock-based compensation expense	401	661
Gain on derivative instruments	-	(395)
Inventory write-downs	461	756
Non-cash deferred rent	(69)	(69)
Change in:
Accounts receivable, net	236	358
Costs and estimated earnings in excess of billings on uncompleted contracts	14	40
Inventory	191	(3,437)
Other current assets	87	(41)
Other assets	(12)	(1)
Accounts payable	(985)	469
Accrued liabilities	142	867
Billings in excess of costs and estimated earnings on uncompleted contracts	(34)	(8)
Other long-term liabilities	(94)	-
Net cash used in operating activities	(8,141)	(9,574)

Cash flows from investing activities
Sales of investment securities	-	100
Decrease in restricted investment	170	-
Proceeds on sale of property and equipment	7	-
Purchases of property and equipment	(64)	(512)
Net cash provided by (used in) investing activities	113	(412)

Cash flows from financing activities
Principal payments under capital leases	(12)	(18)
Principal payments under long-term debt	(20)	(19)
Net proceeds from issuance of common stock and warrants	3,116	25
Net cash provided by (used in) financing activities	3,084	(12)
Net decrease in cash and cash equivalents	(4,944)	(9,998)
Cash and cash equivalents at beginning of period	19,413	43,025
Cash and cash equivalents at end of period	$14,469	$33,027

Supplemental disclosure of cash flow information
Cash paid for interest	$13	$17

Supplemental schedule of non-cash investing and financing activities
Other non-cash additions to property and equipment	$229	$478

The accompanying notes are an integral part of these financial statements.

MicroVision, Inc.
Notes to Consolidated Financial Statements
March 31, 2011
(In thousands, unaudited)

1. MANAGEMENT'S STATEMENT AND PRINCIPLES OF CONSOLIDATION

Management's Statement

The Consolidated Balance Sheet as of March 31, 2011, the Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2011 and 2010, and Consolidated Statements of Cash Flows for the three months ended March 31, 2011 and 2010 have been prepared by MicroVision, Inc. ("we" or "us") and have not been audited. In the opinion of management, all adjustments necessary to state fairly the financial position at March 31, 2011 and the results of operations, comprehensive loss and cash flows for all periods presented have been made and consist of normal recurring adjustments. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules of the Securities and Exchange Commission (the "SEC"). The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. You should read these condensed consolidated financial statements in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the operating results that may be attained for the entire fiscal year.

We have incurred significant losses since inception. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues and product sales. At March 31, 2011, MicroVision had $14.5 million in cash, cash equivalents and investment securities available-for-sale.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through August 2011. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available on a timely basis, we intend to consider limiting our operations substantially to extend our funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund revenue growth and delaying development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development.

We have received a report from our independent public accounting firm regarding the consolidated financial statements for the year ended December 31, 2010 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis.

In August 2010, we entered into a committed equity financing facility with Azimuth Opportunity, Ltd. In March 2011, we raised $3.1 million through the sale of approximately 2.5 million shares of our common stock under this facility. As part of our plan to raise additional cash, we may sell the 2.6 million shares of common stock remaining available under the facility as of March 31, 2011, though we may not be able to sell shares under the facility in the amounts desired or at all. We are not obligated to use the facility and remain free to enter into and consummate other equity and debt financing transactions. See Note 10 for more information.

2. NET LOSS PER SHARE

Basic net loss per share is calculated using the weighted-average number of common shares outstanding during the reporting periods. Diluted net loss per share is calculated using the weighted-average number of common shares outstanding and taking into account the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities outstanding. Potentially dilutive common stock equivalents primarily consist of warrants, employee stock options and nonvested equity shares. Diluted net loss per share for the three months ended March 31, 2011 and 2010 is equal to basic net loss per share because the effect of all potential common stock outstanding during the periods, including options, warrants and nonvested equity shares is anti-dilutive. The components of basic and diluted net loss per share were as follows (in thousands, except loss per share data):

	Three Months Ended
	March 31,
	2011	2010
Numerator:
Net loss available for common shareholders - basic and diluted	$(9,037)	$(9,117)

Denominator:
Weighted-average common shares outstanding - basic and diluted	102,697	88,693

Net loss per share - basic and diluted	$(0.09)	$(0.10)

On March 31, 2011 and 2010, we excluded the following convertible securities from diluted net loss per share, as the effect of including them would have been anti-dilutive: publicly traded warrants exercisable for 6,025,000 and 6,025,000 shares of common stock, respectively, options and private warrants exercisable into a total of 10,675,000 and 12,280,000 shares of common stock, respectively, and 974,000 and 402,000 shares of nonvested equity shares, respectively.

3. CASH EQUIVALENTS, INVESTMENT SECURITIES AVAILABLE-FOR-SALE AND FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between informed market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy, and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. When estimating fair values, we use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. The authoritative guidance establishes a three level fair value inputs hierarchy, and requires us to use observable valuation inputs where possible.

Our cash equivalents and investment securities available-for-sale are comprised of money market savings accounts and equity securities. The corporate equity securities are valued using inputs and common methods with sufficient levels of transparency and observability to be classified at Level 2.

The valuation inputs hierarchy classification for our assets measured at fair value on a recurring basis are summarized below as of March 31, 2011. This table does not include cash held in our money market savings accounts. As of March 31, 2011, we did not have any liabilities measured at fair value on a recurring basis.

As of March 31, 2011:	Level 1	Level 2	Level 3	Total
Assets
Corporate equity securities	-	12,000	-	12,000
	$-	$12,000	$-	$12,000

As December 31, 2010:	Level 1	Level 2	Level 3	Total
Assets
Corporate equity securities	-	13,000	-	13,000
	$-	$13,000	$-	$13,000

4. INVENTORY

Inventory consists of the following:

	March 31,	December 31,
	2011	2010
Raw materials	$3,925,000	$3,924,000
Finished goods	1,498,000	2,151,000
	$5,423,000	$6,075,000

The inventory at March 31, 2011 and December 31, 2010 consisted of raw materials primarily for our accessory pico projector SHOWWX+ and PicoP display engine, and finished goods primarily composed of our SHOWWX and SHOWWX+. Because our cost is currently higher than our selling price for our accessory pico projector product, inventory for the three months ended March 31, 2011 also included write downs of $461,000 for lower of cost or market adjustments primarily comprised of adjustments to our inventory value to reflect our current estimated selling price for our inventory.

Inventory is stated at the lower of cost or market, with cost determined on net realizable value basis. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, we reduce the value of our inventory to our estimated scrap value when management determines that it is not probable that the inventory will be consumed through normal production during the next twelve months.

5. SEVERANCE ARRANGEMENTS

In January 2011, we reduced our workforce by approximately 20%. During the three months ended March 31, 2011, we recorded expense of $372,000 and paid $258,000 relating to the severance agreements for these employees. We plan to make the remaining severance payments during the second quarter of 2011.

6. SHARE-BASED COMPENSATION

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The following table shows the amount of stock-based employee compensation expense included in the consolidated statements of operations:

	Three Months Ended
	March 31,
	2011	2010
Cost of contract revenue	$10,000	$5,000
Cost of product revenue	10,000	11,000
Research and development expense	174,000	234,000
Sales, marketing, general and administrative expense	192,000	398,000
Total share-based employee compensation expense	$386,000	$648,000

Options Activity and Positions

The following table summarizes shares, weighted average exercise price, weighted average remaining contractual term and aggregate intrinsic value of options outstanding and options exercisable as of March 31, 2011:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
Options	Shares	Price	(years)	Value
Outstanding as of March 31, 2011	8,364,000	$3.43	5.8	$1,207

Exercisable as of March 31, 2011	6,144,000	$3.69	5.0	$390

As of March 31, 2011, our unamortized share-based employee compensation was $2.8 million which we plan to amortize over the next 2.2 years and our unamortized nonvested equity share-based employee compensation was $957,000 which we plan to amortize over the next 2.7 years.

7. LONG-TERM NOTES

Tenant Improvement Loan Agreement

During 2006, we entered into a loan agreement with the lessor of our corporate headquarters in Redmond, Washington to finance $536,000 in tenant improvements. The loan carries a fixed interest rate of 9% per annum, is repayable over the initial term of the lease, which expires in 2013, and is secured by a letter of credit. The balance of the loan was $224,000 at March 31, 2011.

8. WARRANTS

Prior to 2011, we had common stock warrants outstanding that were issued in connection with certain notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities because we could not engage in certain corporate transactions affecting the common stock unless we made a cash payment to the holders of the warrants. During 2010 these warrants expired unexercised. We recorded changes in the fair values of the warrants in the statement of operations each period. We valued the warrants at March 31, 2010 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 80%; expected dividend yield of 0%; risk free interest rate of 0.32%; and contractual lives of 0.7 years. The change in value of the warrants of $393,000 for the three months ended March 31, 2010 was recorded as a non-operating loss and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

9. COMMITMENTS AND CONTINGENCIES

Litigation

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any legal proceedings that management believes would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

10. COMMITTED EQUITY FINANCING FACILITY

In August 2010, we entered into a committed equity financing facility with Azimuth Opportunity, Ltd., ("Azimuth"), under which we may sell to Azimuth up to the lesser of $60.0 million or 17,771,901 of our shares of common stock over a 24-month term, which began on September 9, 2010. In March 2011, we raised $3.1 million through the sale of approximately 2.5 million shares of our common stock under this facility. As of March 31, 2011 we have the lesser of approximately $34.5 million or 2.6 million shares of common stock remaining available under the facility.

From time to time over the agreement term, and at our sole discretion, we may present Azimuth with draw-down notices requiring Azimuth to purchase shares of our common stock over 10 consecutive trading days, (the "Draw-Down Period"), at a pre-determined purchase price. The agreement allows us, in our sole discretion but subject to certain limitations, to require Azimuth to purchase the greater of the daily allocation amount specified in the draw-down notice or a percentage of the daily trading volume of our common stock for each trading day during the Draw-Down Period.

The purchase price for shares of our common stock equals the daily volume-weighted average price of our common stock on each trading day during the Draw-Down Period, less a discount ranging from 3.50% to 10.0%. The discount is determined by a minimum threshold price that we solely specify, which in no event can be less than $1.25. The total dollar amount of each draw down is subject to certain agreed-upon limitations based on the market price of our common stock at the time of the draw down. We will determine, in our sole discretion, the timing, the dollar amount and the price per share of each draw under this facility, subject to certain conditions. We are allowed to present Azimuth with up to 24 draw-down notices during the agreement term, with only one such draw-down notice allowed per Draw-Down Period and a minimum of five trading days required between each Draw-Down Period.

In consideration for Azimuth's execution and delivery of the purchase agreement, we paid Azimuth $150,000 in cash and 64,377 shares of our common stock in 2010. Reedland Capital Partners is acting as placement agent and receives a fee for its services equal to 1% of the aggregate dollar amount of common stock purchased by Azimuth upon settlement of any draw under the facility.

11. SUBSEQUENT EVENT

In May 2011, we entered into an additional committed equity financing facility with Azimuth Opportunity, Ltd., ("Azimuth"), under which we may sell to Azimuth up to the lesser of $40.0 million or 21,018,043 of our shares of common stock over a 24-month term, which began on May 4, 2011.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The information set forth in this report in Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 3, "Quantitative and Qualitative Disclosure about Market Risk," includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe harbor created by that section. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for product development and cooperative arrangements, future operations, financing needs or plans of MicroVision , as well as assumptions relating to the foregoing. The words "anticipate," "believe," "estimate," "expect," "goal," "may," "plan," "project," "will," and similar expressions identify forward-looking statements, which speak only as of the date the statement was made. Factors that could cause actual results to differ materially from those projected in our forward-looking statements include the following: our ability to obtain financing; market acceptance of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; and other risk factors identified in this report under the caption "Item 1A - Risk Factors."

Overview

We are developing high-resolution miniature laser display and imaging engines based upon our proprietary PicoP® display engine technology. Our PicoP technology utilizes our widely patented expertise in two dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies. Our strategy is to develop and supply PicoP display engines to original equipment manufacturers (OEMs) that would embed them into a variety of consumer, automotive, enterprise and industrial products.

The primary objective for consumer applications is to provide users of mobile consumer devices such as smartphones, media players, table PCs, and other consumer electronic products with a large screen viewing experience produced by a small embedded projector. These potential products would allow users to watch movies and videos, play video games, display images and other data onto a variety surfaces, freeing users from the limitations of a small, palm-sized screen. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

The PicoP with some modification could be embedded into a vehicle or integrated into a portable standalone aftermarket device to create a high-resolution head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the vehicle operator.

The enterprise products employing our technology would allow users in field-based professions such as service repair or sales to view and share information such as schematics for equipment repair and sales data and orders within CRM applications on a larger, more user- friendly interface. We also see potential for embedding the PicoP laser display engine in industrial products where our displays could be used for 3D measuring and digital signage, enhancing the overall user experience of these applications.

We currently market and sell our SHOWWX™ line of accessory pico projectors through a network of global distributors as well as directly to end users through our website. In the future, we plan to add distribution channels and geographic locations for our PicoP-based products. We continue to enter into a limited number of development agreements with commercial and U.S. government customers to develop advanced prototypes and demonstration units based on our light scanning technologies.

Results of Operations

Product revenue.

		% of		% of
		product		product
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Three months ended March 31
Pico projector revenue	$812	91.6	$264	71.4	$548	207.6
Bar code revenue	74	8.4	106	28.6	(32)	(30.2)
Total product revenue	$886	100.0	$370	100.0	$516	139.5

Our product sales generally include acceptance provisions. We recognize product revenue upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. We have entered into agreements with resellers and distributors, as well as selling directly to the public. Sales made to resellers and distributors are recognized using either the sell-through method or upon expiration of the contractually agreed-upon acceptance period, depending on our ability to reasonably estimate returns. Some of the agreements with resellers and distributors contain price-protection clauses, and revenue is recognized net of these amounts. Sales made directly to the public are recognized either upon expiration of the contractual acceptance period after which there are no rights of return, or net of estimated returns and allowances. Provisions are made for warranties at the time revenue is recorded. Warranty expense was not material for any periods presented.

Our quarterly revenue may vary substantially due to the timing of product orders from customers, production constraints and availability of components and raw materials.

Pico projector revenue includes the sales of our SHOWWX and SHOWWX+ accessory pico projector products and related accessories.

Bar code revenue was lower during the three months ended March 31, 2011 than the same period in 2010, due to our decreased investment in our bar code product during 2009. We do not expect to increase our investment in the bar code product in the future and we are currently evaluating opportunities to sell our existing bar code inventory and sell or license our bar code technology.

The backlog of product orders at March 31, 2011 was approximately $591,000, compared to $16.8 million at March 31, 2010. The product backlog is scheduled for delivery within one year. During the three months ended March 31, 2011, we removed $11.9 million in orders placed in 2010 by an OEM customer for PicoP display engines for its high end media player. The customer recently notified us that it has delayed its product launch which has introduced additional uncertainty about the commercialization ramp of the customer's product. We have removed these orders from our backlog until more information regarding the timing and quantity of engine deliveries can be established.

Contract revenue.

		% of		% of
		contract		contract
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Three months ended March 31
Government revenue	$93	39.9	$71	23.8	$22	31.0
Commercial revenue	140	60.1	227	76.2	(87)	(38.3)
Total contract revenue	$233	100.0	$298	100.0	$(65)	(21.8)

We earn contract revenue from performance on development contracts with the U.S. government and commercial customers and from the sale of prototype units and evaluation kits based on our PicoP display engine. Our contract revenue from development contracts in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into, and the availability of technical resources to perform work on the contracts. Our contract revenue from sales of prototype units and evaluation kits may vary substantially due to the timing of orders from customers and potential constraints on resources.

We recognize contract revenue as work progresses on long-term, cost plus fixed fee, and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We have developed processes that allow us to make reasonable estimates of the cost to complete a contract. When we begin work on the contract and at the end of each accounting period, we estimate the costs required to complete the contract and compare these estimates to costs incurred to date. Since our contracts generally require some level of technology development, the actual costs required to complete a contract can vary from our estimates. Recognized revenues are subject to revisions as actual cost becomes certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. We recognize contract revenue on the sale of prototype units and evaluation kits, upon acceptance of the deliverables by the customer or expiration of the contractual acceptance period, after which there are no rights of return. While we anticipate future revenue from these units, quarterly revenue may vary substantially due to the timing of orders from customers and potential constraints on resources.

Contract revenue was lower during the three months ended March 31, 2011 than the same periods in 2010, due to reduced sales of prototype units and evaluation kits compared to the prior year. We expect that we will enter into few new development contracts as we continue to focus our resources on commercialization of our PicoP-based products.

Our backlog of development contracts, including orders for prototype units and evaluation kits, at March 31, 2011 was $895,000 compared to $59,000 at March 31, 2010, all of which is scheduled for completion during the next twelve months.

Cost of product revenue.

		% of		% of
		product		product
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Three months ended March 31	$2,240	252.8	$1,159	313.2	$1,081	93.3

Our costs to produce accessory pico projector units during the three months ended March 31, 2011 were substantially higher than product revenue. Cost of product revenue includes the direct and allocated indirect cost of manufacturing products sold to customers. Direct costs include labor, materials and other costs incurred directly in the manufacture of these products. Indirect costs include labor and other costs associated with operating our manufacturing capabilities and capacity.

During the three months ended March 31, 2011, cost of product revenue included a write down of $461,000 for inventory in stock at the end of the quarter. The write down included lower of cost or market adjustments primarily comprised of adjustments to our inventory value to reflect our current estimated selling price for our inventory.

The increase in cost of product revenue for the three months ended March 31, 2011, compared to the same period in 2010, was primarily a result of increased product revenue and higher levels of overhead allocated to cost of product revenue compared to the same period a year ago. During the three months ended March 31, 2011, all manufacturing costs were included in cost of product revenue, compared to the same period in 2010 when we classified overhead cost allocated to the SHOWWX as research and development expense until February 2010, when we determined that SHOWWX design and production processes were mature enough to support commercial production.

Our overhead, which includes the costs of procuring, inspecting and storing material, and facility and depreciation costs, is allocated to cost of product revenue based on the level of effort supporting production. During the three months ended March 31, 2011, we expensed approximately $340,000 of manufacturing overhead associated with production capacity in excess of production requirements.

The cost of product revenue as a percentage of product revenue can fluctuate significantly from period to period, depending on the product mix and volume and the level of overhead expense. The decrease in the cost of product revenue as a percentage of product revenue in 2011, compared to the same periods in 2010, was primarily attributed to lower of cost or market adjustments comprising a smaller proportion of total cost of product revenue.

Cost of contract revenue.

		% of		% of
		contract		contract
(in thousands)	2011	revenue	2010	revenue	$ change	% change
Three months ended March 31	$299	128.3	$128	43.0	$171	133.6

Cost of contract revenue includes both the direct and allocated indirect costs of performing on development contracts and producing prototype units and evaluation kits. Direct costs include labor, materials and other costs incurred directly in performing on a contract or producing prototype units and evaluation kits. Indirect costs include labor and other costs associated with operating our research and development department and building our technical capabilities and capacity. Cost of contract revenue is determined by the level of direct and indirect costs incurred, which can fluctuate substantially from period to period.

Cost of contract revenue for the three months ended March 31, 2011 includes a provision for estimated losses on uncompleted contracts of $85,000. We recognize any estimated losses on contracts in full as soon as identified. The losses are a result of excess material cost associated with minimum order quantities for materials required to complete the statement of work.

Cost of contract revenue was higher during the three months ended March 31, 2011 than the same period in 2010 as a result of the provision for estimated losses and higher labor expense resulting from a change in the labor resources allocated to the project. The cost of contract revenue as a percentage of contract revenue was lower in the three months ended March 31, 2011, than in the comparable periods in 2010 as a result of differences in the cost mix of the contracts, prototype units and evaluation kits produced during those periods.

The cost of revenue as a percentage of revenue can fluctuate significantly from period to period, depending on the contract cost mix and the levels of direct and indirect costs incurred. However, over longer periods of time we expect modest fluctuations in the cost of contract revenue, as a percentage of contract revenue.

Research and development expense.

(in thousands)	2011	2010	$ change	% change
Three months ended March 31	$4,327	$4,998	$(671)	(13.4)

Research and development expense consists of compensation related costs of employees and contractors engaged in internal research and product development activities, direct material to support development programs, laboratory operations, outsourced development and processing work, and other operating expenses. We allocate our research and development resources based on the business opportunity of the available projects, the skill mix of the resources available and the contractual commitments we have made to customers.

The decrease in research and development expense during the three months ended March 31, 2011, compared to the same period in 2010, is primarily attributable to decreased subcontractor costs associated with advanced research compared to the prior year.

We believe that a substantial level of continuing research and development expense will be required to develop additional commercial products using the PicoP technology. Accordingly, we anticipate our level of research and development spending will continue to be substantial.

In February 2011, we announced our plan to simplify operations and significantly reduce our 2011 cash requirements through a combination of measures as part of our strategy to focus our efforts on development of the next-generation of our PicoP technology based on direct green lasers. We plan to aggressively manage our operating expenses as part of this strategy and expect our research and development expense to decrease in 2011 from 2010.

Sales, marketing, general and administrative expense.

(in thousands)	2011	2010	$ change	% change
Three months ended March 31	$3,299	$3,888	$(589)	(15.1)

Sales, marketing, general and administrative expense includes compensation and support costs for marketing, sales, management and administrative staff, and for other general and administrative costs, including legal and accounting services, consultants and other operating expenses. The decrease in cost during 2011 compared to the same period in 2010 is primarily due to decreased payroll costs due to reductions in staffing levels.

In 2011, we plan to aggressively manage our operating expenses as part of our strategy to simplify operations and significantly reduce our 2011 cash requirements as we focus our efforts on development of the next-generation of our PicoP technology based on direct green lasers. As a result, we expect our sales, marketing, general and administrative expense to decrease in 2011 from 2010.

Interest income.

(in thousands)	2011	2010	$ change	% change
Three months ended March 31	$15	$29	$(14)	(48.3)

The decrease in interest income for the three ended March 31, 2011 compared to the same periods in 2010 resulted primarily from lower average cash, investment securities balances, and interest rates.

Interest expense.

(in thousands)	2011	2010	$ change	% change
Three months ended March 31	$13	$17	$(4)	(23.5)

Gain on derivative instruments, net.

(in thousands)	2011	2010	$ change	% change
Three months ended March 31	$-	$395	$(395)	(100.0)

Prior to 2011, we had common stock warrants outstanding that were issued in connection with certain notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities because we could not engage in certain corporate transactions affecting the common stock unless we made a cash payment to the holders of the warrants. During 2010 these warrants expired unexercised. We recorded changes in the fair values of the warrants in the consolidated statements of operations each period. We valued the warrants at March 31, 2010 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 80%; expected dividend yield of 0%; risk free interest rate of 0.32%; and contractual life of 0.7 years. The changes in value of the warrants of $393,000 for the three months ended March 31, 2010 was recorded as non-operating gains and are included in "Gain on derivative instruments, net" in the consolidated statements of operations.

Liquidity and Capital Resources

We have incurred significant losses since inception. We have funded our operations to date primarily through the sale of equity and debt securities and, to a lesser extent, from development contract revenues and product sales. At March 31, 2011, we had $14.5 million in cash, cash equivalents and investment securities, available-for-sale.

We anticipate lowering our cash used in operations in 2011 significantly, through a combination of:

  sharing development and commercialization costs of the next-generation PicoP technology based on direct green lasers with our development partners;
  limiting our future investment into advancement of the current-generation PicoP technology based on synthetic green lasers;
  moving future product development to original design manufacturers;
  lowering our working capital requirements through a recently completed restructuring of inventory cycles with major suppliers;
  reducing our operating costs through a 20% workforce reduction completed in January 2011, in addition to other measures.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through August 2011. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available on a timely basis, we intend to consider limiting our operations substantially to extend our funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund revenue growth and delaying development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development.

In August 2010, we entered into a committed equity financing facility with Azimuth Opportunity, Ltd. In March 2011, we raised $3.1 million through the sale of approximately 2.5 million shares of our common stock under this facility. As of March 31, 2011 we have the lesser of approximately $34.5 million or 2.6 million shares of common stock remaining available under the facility. In May 2011, we entered into an additional committed equity financing facility with Azimuth Opportunity, Ltd., under which we may sell to Azimuth up to the lesser of $40.0 million or 21,018,043 of our shares of common stock over a 24-month term, which began on May 4, 2011. However, we may not be able to sell shares under either facility in the amounts desired or at all.

We received a report from our independent public accounting firm regarding the consolidated financial statements for the year ended December 31, 2010 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis.

Cash used in operating activities totaled $8.1 million during the three months ended March 31, 2011, compared to $9.6 million during the same period in 2010. During the three months ended March 31, 2011, the decrease in net cash used in operating activities was primarily driven by lower inventory purchases for commercialization of PicoP-based products.

We had the following material gains and charges, and changes in assets and liabilities during the three months ended March 31, 2011:

  "Inventory" During the three months ended March 31, 2011, ending inventory decreased by $652,000, primarily attributable to our accessory pico projector product.
  "Accounts Payable" During the three months ended March 31, 2011, accounts payable decreased approximately $857,000, primarily due to decreased inventory purchases for the pico projector product line.

Net cash provided by investing activities totaled $113,000 for the three months ended March 31, 2011 compared to net cash used in investing activities of $412,000 during the three months ended March 31, 2010. During the three months ended March 31, 2011, the change in net cash provided by investing activities was primarily driven by a contractual reduction of a letter of credit securing the lease of our corporate headquarters, which resulted in a decrease of our restricted investments. During the three months ended March 31, 2011, we used cash of $64,000 for capital expenditures, compared to $512,000 during the same period in 2010. During the three months ended March 31, 2011, the decrease in cash used in investing activities was primarily a result of fewer costs associated with a new enterprise resource planning system and production equipment purchases compared to one year ago.

Net cash provided by financing activities totaled $3.1 million for the three months ended March 31, 2011 compared to net cash used in financing activities of $12,000 during the same period in 2010. In March 2011, we completed a draw down from our committed equity financing facility and raised $3.1 million, before placement agent and other issuance costs, from the sale of 2,506,611 shares of our common stock.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Market Liquidity Risks

As of March 31, 2011, all of our cash, cash equivalents and investment securities available-for-sale have variable interest rates or are equity investments traded in active markets. Therefore, we believe our exposure to the market and interest rate risk is not material.

Our investment policy generally directs that the investment managers should select investments to achieve the following goals: principal preservation, adequate liquidity and return.

The values of cash equivalents and investment securities, available-for-sale by maturity date as of March 31, 2011, are as follows:

Foreign Exchange Rate Risk

All of our development contract payments are made in U.S. dollars. However, in the future we may enter into additional development contracts in foreign currencies that may subject us to foreign exchange rate risk. We have purchase orders and supply agreements in foreign currencies and may enter into such arrangements from time to time in the future. We believe our exposure to currency fluctuations related to these arrangements is not material. We intend to enter into foreign currency hedges to offset material exposure to currency fluctuations when we can adequately determine the timing and amounts of the exposure.

ITEM 4. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report and, based on this evaluation, our principal executive officer and principal financial officer have concluded that these disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II

OTHER INFORMATION

ITEM 1A - RISK FACTORS

Risk Factors Relating to the MicroVision Business

We have a history of operating losses and expect to incur significant losses in the future.

We have had substantial losses since our inception. We cannot assure you that we will ever become or remain profitable.

  As of March 31, 2011, we had an accumulated deficit of $388.1 million.
  We incurred consolidated net losses of $292.1 million from inception through 2008, $39.5 million in 2009, and $47.5 in 2010, and a net loss of $9.0 million in the three months ended March 31, 2011.

The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered by companies formed to develop and market new technologies. In particular, our operations to date have focused primarily on research and development of our technology platform and development of demonstration units. We are unable to accurately estimate future revenues and operating expenses based upon historical performance.

We cannot be certain that we will succeed in obtaining additional development contracts or that we will be able to obtain substantial customer orders for our products. In light of these factors, we expect to continue to incur substantial losses and negative cash flow at least through 2011 and likely thereafter. We cannot be certain that we will achieve positive cash flow at any time in the future.

We will require additional capital to fund our operations and to implement our business plan. If we do not obtain additional capital, we may be required to curtail our operations substantially. Raising additional capital may dilute the value of current shareholders' shares.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through August 2011. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses. We plan to obtain additional cash through the issuance of equity or debt securities.

Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the PicoP display engine and image capture technologies and the market acceptance and competitive position of such products. If revenues are less than we anticipate, if the mix of revenues varies from anticipated amounts or if expenses exceed the amounts budgeted, we may require additional capital earlier than expected to fund our operations. In addition, our operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by us.

Additional capital may not be available to us, or if available, on terms acceptable to us or on a timely basis. Raising additional capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of current shareholders' shares. If adequate funds are not available on a timely basis we intend to consider limiting our operations substantially to extend out funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund growth and delaying development projects resulting in reductions in staff and operating costs as well as reductions in capital expenditures and investment in research and development.

If we cannot manufacture products at competitive prices, our financial results will be adversely affected.

We are currently negotiating component pricing with suppliers for our current and future products. The cost per unit for PicoP-based accessory projectors currently exceeds the level at which we could expect to profitably sell these products. If we cannot lower our cost of production, we may face increased demands on our financial resources, possibly requiring additional equity and/or debt financing to sustain our business operations.

We cannot be certain that our technology platform or products incorporating our PicoP display engine will achieve market acceptance. If products incorporating the PicoP display engine do not achieve market acceptance, our revenues may not grow.

Our success will depend in part on customer acceptance of the PicoP display engine. The PicoP display engine may not be accepted by manufacturers who use display technologies in their products, by systems integrators who incorporate our products into their products or by end users of these products. To be accepted, the PicoP display engine must meet the expectations of our potential customers in the consumer, defense, industrial, and medical markets. If our technology fails to achieve market acceptance, we may not be able to continue to develop our technology platform.

Our planned future products are dependent on advances in technology by other companies.

We rely on and will continue to rely on technologies, such as light sources, MEMS and optical components that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. We may, from time to time, contract with and support companies developing key technologies in order to accelerate the development of them for our specific uses. There are no guarantees that such activities will result in useful technologies or components for us.

We are dependent on a small number of customers for our revenue. Our quarterly performance may vary substantially and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

Since 2010, most of our revenues have been generated from product sales to a limited number of customers and distribution partners. Our quarterly operating results may vary significantly based on:

  commercial acceptance of our PicoP-based products;
  the rate at which our distributors can achieve sell through of our products;
  changes in evaluations and recommendations by any securities analysts following our stock or our industry generally;
  announcements by other companies in our industry;
  changes in business or regulatory conditions;
  announcements or implementation by our competitors of technological innovations or new products;
  the status of particular development programs and the timing of performance under specific development agreements;
  economic and stock market conditions; or
  other factors unrelated to our company or industry.

In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors and the trading price of our common stock may decline as a consequence. In addition, following periods of volatility in the market price of a company's securities, shareholders often have instituted securities class action litigation against that company. If we become involved in a class action suit, it could divert the attention of management, and, if adversely determined, could require us to pay substantial damages.

We or our customers may fail to perform under open orders, which could adversely affect our operating results and cash flows.

Our backlog of open orders totaled $1.5 million as of March 31, 2011. We may be unable to meet the performance requirements, including performance specifications or delivery dates, required by such purchase orders.  Further, our customers may be unable or unwilling to perform their obligations there under on a timely basis or at all if, among other reasons, our products and technologies do not achieve market acceptance, our customers' products and technologies do not achieve market acceptance or our customers otherwise fail to achieve their operating goals. To the extent we are unable to perform under such purchase orders or to the extent customers are unable or unwilling to perform, our operating results and cash flows could be adversely affected.

It may become more difficult to sell our stock in the public market.

Our common stock is listed for quotation on The NASDAQ Global Market. To keep our listing on this market, we must meet NASDAQ's listing maintenance standards. If we are unable to continue to meet NASDAQ's listing maintenance standards, our common stock could be delisted from The NASDAQ Global Market. If our common stock were delisted, we likely would seek to list the common stock on the NASDAQ Capital Market, the American Stock Exchange or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity of our common stock. If our common stock were not listed on the NASDAQ Capital Market or an exchange, trading of our common stock would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from The NASDAQ Global Market and failure to obtain listing on such other market or exchange would subject our securities to so-called penny stock rules that impose additional sales practice and market- making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from The NASDAQ Global Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market. In addition, when the market price of our common stock is less than $5.00 per share, we become subject to penny stock rules even if our common stock is still listed on The NASDAQ Global Market. While the penny stock rules should not affect the quotation of our common stock on The NASDAQ Global Market, these rules may further limit the market liquidity of our common stock and the ability of investors to sell our common stock in the secondary market. The market price of our stock has mostly traded below $5.00 per share during 2010, 2009, and 2008. On May 3, 2011, the closing price of our stock was $1.46.

Our lack of financial and technical resources relative to our competitors may limit our revenues, potential profits, overall market share or value.

Our current products and potential future products will compete with established manufacturers of existing products and companies developing new technologies. Many of our competitors have substantially greater financial, technical and other resources than we have. Because of their greater resources, our competitors may develop products or technologies that are superior to our own. The introduction of superior competing products or technologies could result in reduced revenues, lower margins or loss of market share, any of which could reduce the value of our business.

We may not be able to keep up with rapid technological change and our financial results may suffer.

The information display industry has been characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success will depend upon our ability to further develop our technology platform and to cost effectively introduce new products and features in a timely manner to meet evolving customer requirements and compete with competitors' product advances.

We may not succeed in these efforts because of:

  delays in product development;
  lack of market acceptance for our products; or
  lack of funds to invest in product development and marketing.

The occurrence of any of the above factors could result in decreased revenues, market share and value.

We could face lawsuits related to our use of the PicoP display engine or other technologies. Defending these suits would be costly and time consuming. An adverse outcome in any such matter could limit our ability to commercialize our technology and products, reduce our revenues and increase our operating expenses.

We are aware of several patents held by third parties that relate to certain aspects of light scanning displays and image capture products. These patents could be used as a basis to challenge the validity, limit the scope or limit our ability to obtain additional or broader patent rights of our patents or patents we have licensed. A successful challenge to the validity of our patents or patents we have licensed could limit our ability to commercialize our technology and the PicoP display engine and, consequently, materially reduce our revenues. Moreover, we cannot be certain that patent holders or other third parties will not claim infringement by us with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually be issued with claims that will be infringed by our products or our technology. The defense and prosecution of a patent suit would be costly and time consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant costs, to require others and us to cease selling products that incorporate the PicoP display engine, to cease licensing our technology or to require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses. Moreover, if claims of infringement are asserted against our future co- development partners or customers, those partners or customers may seek indemnification from us for damages or expenses they incur.

If we fail to manage expansion effectively, our revenue and expenses could be adversely affected.

Our ability to successfully offer products and implement our business plan in a rapidly evolving market requires an effective planning and management process. The growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures and will need to continue to train and manage our work force.

Our products may be subject to future health and safety regulations that could increase our development and production costs.

Products incorporating the PicoP display engine could become subject to new health and safety regulations that would reduce our ability to commercialize the PicoP display engine. Compliance with any such new regulations would likely increase our cost to develop and produce products using the PicoP display engine and adversely affect our financial results.

Our dependence on sales to distributors increases the risks of managing our supply chain and may result in excess inventory or inventory shortages.

We expect the majority of our distributor relationships for our accessory pico projector and its accessories to involve the distributor taking inventory positions and reselling to multiple customers. With these distributor relationships, we would not recognize revenue until the distributors sell the product through to their end user customers. Our distributor relationships may reduce our ability to forecast sales and increases risks to our business. Since our distributors would act as intermediaries between us and the end user customers, we would be required to rely on our distributors to accurately report inventory levels and production forecasts. This may require us to manage a more complex supply chain and monitor the financial condition and credit worthiness of our distributors and the end user customers. Our failure to manage one or more of these risks could result in excess inventory or shortages that could adversely impact our operating results and financial condition.

Our future growth will suffer if we do not achieve sufficient market acceptance of our products to compete effectively.

Our success depends, in part, on our ability to gain acceptance of our current and future products by a large number of customers. Achieving market acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by potential customers. We may be unable to offer products consistently, or at all, that compete effectively with products of others on the basis of price or performance. Failure to achieve broad acceptance of our products by potential customers and to effectively compete would have a material adverse effect on our operating results.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address.

In the recent past, general worldwide economic conditions have experienced a downturn due to slower economic activity, concerns about inflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. Any continuation or worsening of the current global economic and financial conditions could materially adversely affect (i) our ability to raise, or the cost of, needed capital, (ii) demand for our current and future products and (iii) our ability to commercialize products. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery, worldwide, or in the display industry.

Because we plan to continue using foreign contract manufacturers, our operating results could be harmed by economic, political, regulatory and other factors in foreign countries.

We currently use a contract manufacturer in Asia to manufacture our accessory pico projector product, and we plan to use foreign manufacturers to manufacture future products, where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including:

  political and economic instability;
  high levels of inflation, historically the case in a number of countries in Asia;
  burdens and costs of compliance with a variety of foreign laws;
  foreign taxes;
  changes in tariff rates or other trade and monetary policies; and
  changes or volatility in currency exchange rates.

If we have to qualify a new contract manufacturer or foundry for our products, we may experience delays that result in lost revenues and damaged customer relationships.

We rely on single suppliers to manufacture our PicoP display engine, our SHOWWX products and our MEMS chips in wafer form. The lead time required to establish a relationship with a new contract manufacturer or foundry is long, and it takes time to adapt a product's design to a particular manufacturer's processes. Accordingly, there is no readily available alternative source of supply for these products and components in high volumes. This could cause significant delays in shipping products if we have to change our source of supply and manufacture quickly, which may result in lost revenues and damaged customer relationships.

If we experience delays or failures in developing commercially viable products, we may have lower revenues.

We have begun sales of units incorporating the PicoP display engine. However, we must undertake additional research, development and testing before we are able to develop additional products for commercial sale. Product development delays by us or our potential product development partners, or the inability to enter into relationships with these partners, may delay or prevent us from introducing products for commercial sale. We intend to rely on third-party developments or to contract with other companies to continue development of green laser devices we will need for our products.

Our success will depend, in part, on our ability to secure significant third-party manufacturing resources.

We are developing our capability to manufacture products in commercial quantities. Our success depends, in part, on our ability to provide our components and future products in commercial quantities at competitive prices. Accordingly, we will be required to obtain access, through business partners or contract manufacturers, to manufacturing capacity and processes for the commercial production of our expected future products. We cannot be certain that we will successfully obtain access to sufficient manufacturing resources. Future manufacturing limitations of our suppliers could result in a limitation on the number of products incorporating our technology that we are able to produce.

If our licensors and we are unable to obtain effective intellectual property protection for our products and technology, we may be unable to compete with other companies.

Intellectual property protection for our products is important and uncertain. If we do not obtain effective intellectual property protection for our products, processes and technology, we may be subject to increased competition. Our commercial success will depend in part on our ability and the ability of our licensors to maintain the proprietary nature of the PicoP display and other key technologies by securing valid and enforceable patents and effectively maintaining unpatented technology as trade secrets. We try to protect our proprietary technology by seeking to obtain United States and foreign patents in our name, or licenses to third-party patents, related to proprietary technology, inventions, and improvements that may be important to the development of our business. However, our patent position and the patent position of our licensors involve complex legal and factual questions. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Additionally, the scope of patents are subject to interpretation by courts and their validity can be subject to challenges and defenses, including challenges and defenses based on the existence of prior art. Consequently, we cannot be certain as to the extent to which we will be able to obtain patents for our new products and technology or the extent to which the patents that we already own or license from others protect our products and technology. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain new patents, may enable other companies to develop products that compete with ours on the basis of the same or similar technology.

We also rely on the law of trade secrets to protect unpatented know-how and technology to maintain our competitive position. We try to protect this know-how and technology by limiting access to the trade secrets to those of our employees, contractors and partners with a need to know such information and by entering into confidentiality agreements with parties that have access to it, such as our employees, consultants and business partners. Any of these parties could breach the agreements and disclose our trade secrets or confidential information, or our competitors might learn of the information in some other way. If any trade secret not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be materially harmed.

We could be exposed to significant product liability claims that could be time-consuming and costly, divert management attention and adversely affect our ability to obtain and maintain insurance coverage.

We may be subject to product liability claims if any of our product applications are alleged to be defective or cause harmful effects. For example, because some of our PicoP displays are designed to scan a low power beam of colored light into the user's eye, the testing, manufacture, marketing and sale of these products involve an inherent risk that product liability claims will be asserted against us. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

Our development agreements have long sales cycles, which make it difficult to plan our expenses and forecast our revenues.

Our development agreements have lengthy sales cycles that involve numerous steps including determination of a product application, exploring the technical feasibility of a proposed product, evaluating the costs of manufacturing a product and manufacturing or contracting out the manufacturing of the product. Our long sales cycle, which can last several years, makes it difficult to predict the quarter in which contract signing and revenue recognition will occur. Delays in entering into development agreements could cause significant variability in our revenues and operating results for any particular quarterly period.

Our development contracts may not lead to products that will be profitable.

Our development contracts, including without limitation those discussed in this document, are exploratory in nature and are intended to develop new types of products for new applications. These efforts may prove unsuccessful and these relationships may not result in the development of products that will be profitable.

If we lose our rights under our third-party technology licenses, our operations could be adversely affected.

Our business depends in part on technology rights licensed from third parties. We could lose our exclusivity or other rights to use the technology under our licenses if we fail to comply with the terms and performance requirements of the licenses. In addition, certain licensors may terminate a license upon our breach and have the right to consent to sublicense arrangements. If we were to lose our rights under any of these licenses, or if we were unable to obtain required consents to future sublicenses, we could lose a competitive advantage in the market, and may even lose the ability to commercialize certain products completely. Either of these results could substantially decrease our revenues.

We are dependent on third parties in order to develop, manufacture, sell and market our products.

Our strategy for commercializing our technology and products incorporating the PicoP display engine includes entering into cooperative development, manufacturing, sales and marketing arrangements with corporate partners, original equipment manufacturers and other third parties. We cannot be certain that we will be able to negotiate arrangements on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot establish these arrangements, we would require additional capital to undertake such activities on our own and would require extensive manufacturing, sales and marketing expertise that we do not currently possess and that may be difficult to obtain. In addition, we could encounter significant delays in introducing the PicoP display engine or find that the development, manufacture or sale of products incorporating the PicoP display engine would not be feasible. To the extent that we enter into cooperative development, sales and marketing or other joint venture arrangements, our revenues will depend upon the performance of third parties. We cannot be certain that any such arrangements will be successful.

Loss of any of our key personnel could have a negative effect on the operation of our business.

Our success depends on our executive officers and other key personnel and on the ability to attract and retain qualified new personnel. Achievement of our business objectives will require substantial additional expertise in the areas of sales and marketing, research and product development and manufacturing. Competition for qualified personnel in these fields is intense, and the inability to attract and retain additional highly skilled personnel, or the loss of key personnel, could reduce our revenues and adversely affect our business.

ITEM 6. Exhibits
31.1	Chief Executive Officer Certification Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer Certification Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROVISION, INC.
Date: May 9, 2011	BY:	/s/ Alexander Y. Tokman
Alexander Y. Tokman
Chief Executive Officer (Principal Executive Officer)

Date: May 9, 2011	BY:	/s/ Jeff Wilson
Jeff Wilson
Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)

EXHIBIT INDEX

The following documents are filed herewith.

Exhibit Number	Description
31.1	Chief Executive Officer Certification Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer Certification Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002